SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LeapFrog Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

52186N106

(CUSIP Number)

Nick Delany

Chairman

VTech USA Holdings, L.L.C.

1156 W. Shure Dr. #200

Arlington Heights, IL 60004

(847) 400-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard V. Smith, Esq.

Mark W. Seneca, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

April 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52186N106		13D/A

1	Names of Reporting Persons VTech Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%*

14	Type of Reporting Person HC

* As discussed herein, at the effective time of the Merger of Merger Sub into LeapFrog, the Company Shares held by VTech were automatically cancelled.

CUSIP No. 52186N106		13D/A

1	Names of Reporting Persons VTech USA Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%*

14	Type of Reporting Person HC

* As discussed herein, at the effective time of the Merger of Merger Sub into LeapFrog, the Company Shares held by Holdings were automatically cancelled.

CUSIP No. 52186N106		13D/A

1	Names of Reporting Persons Allan WONG Chi Yun

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British National (Overseas)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%*

14	Type of Reporting Person IN

* Dr. WONG has tendered the Company Shares that he beneficially owned into the Offer.

CUSIP No. 52186N106	13D/A

Introductory Statement

This Amendment No. 1 on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on February 16, 2016 (the “Initial 13D”), and the capitalized terms used but not defined herein have the meanings ascribed to them in the Initial 13D.

Item 3.    Source and Amount of Funds or Other Consideration

In connection with the tender offer described in the Initial 13D and below, on April 4, 2016, Merger Sub acquired 40,298,861 Class A shares of common stock (including tendered Class B shares that converted to Class A shares upon consummation of the Offer) that represented approximately 56.6% of the outstanding capital stock as of the expiration of the Offer (the “Acquisition”) of LeapFrog Enterprises, Inc. (“LeapFrog”), for a total purchase price of approximately $40.3 million in cash paid by VTech. The disclosure regarding the Merger in Item 4 below is incorporated herein by reference.

Item 4.    Purpose of Transaction

As disclosed in Item 4 of the Initial 13D, Merger Sub commenced the Offer to purchase all of the outstanding common stock of LeapFrog, and, on April 4, 2016, the tender offer was consummated.  The purpose of the Acquisition was to consummate the Merger which was effected, after the tender offer was consummated, on April 4, 2016.

Further, upon effectiveness of the Merger:

•     Merger Sub was merged into LeapFrog (from and after the effective time of the Merger, the “Surviving Corporation”) and ceased to exist,

•     VTech and Holdings acquired beneficial ownership of all of the equity interests of the Surviving Corporation,

•     The Surviving Corporation became an indirect wholly-owned subsidiary of VTech,

•     LeapFrog’s Class A common stock ceased to trade and be listed on the NYSE, and

•     The class of Class A common stock will be deregistered under the Exchange Act.

Item 5.     Interest in Securities of the Issuer

(a), (b)

At the effective time of the Merger of Merger Sub into LeapFrog, all Company Shares held by VTech and Holdings were automatically cancelled and, therefore, after the effective time of the Merger, VTech and Holdings ceased to beneficially own Company Shares.  In connection with the Merger, 100 shares of common stock, par value $0.01 per share, of the Surviving Corporation were issued to Holdings so that the Surviving Corporation became an indirect wholly-owned subsidiary of VTech and all of the Surviving Corporation’s equity interests were beneficially owned by VTech and Holdings.

Dr. WONG tendered the Company Shares he beneficially owned into the Offer and, consequently, beneficially owns no Company Shares.

(c)

Item 4 of this Amendment No. 1 is incorporated herein by reference.

(e)

VTech, Holdings, and Dr. WONG ceased to be the beneficial owners of more than five percent of the Company Shares on April 4, 2016.

CUSIP No. 52186N106	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2016

VTech Holdings Limited

By:	/s/ King Fai PANG
Name:	King Fai PANG
Title:	President

VTech USA Holdings, L.L.C.

By:	/s/ Nick Delany
Name:	Nick Delany
Title:	Chairman

Bonita Merger Sub, L.L.C.

By:	/s/ Nick Delany
Name:	Nick Delany
Title:	CEO

/s/ Allan WONG Chi Yun
Name:	Allan WONG Chi Yun

[Signature Page to Schedule 13D/A]